[Letterhead of Wachtell, Lipton, Rosen & Katz]
September 20, 2018

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Telecommunications
100 F Street, NE
Washington, D.C. 20549

Attention:	Kathryn Jacobson Lisa Etheredge Larry Spirgel Joshua Shainess
Re:	CBS Corporation Form 10-K for the Fiscal Year Ended December 31, 2017 Filed February 20, 2018 Form 10-Q for the Period Ended June 30, 2018 Filed August 2, 2018 File No. 001-09553

Ladies and Gentlemen:
This letter responds to comments 1, 2 and 10 received by CBS Corporation ("CBS," or the "Company") from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") by letter dated August 22, 2018 (the "Comment Letter"), with respect to the Form 10-K for the fiscal year ended December 31, 2017, filed with the Commission on February 20, 2018 (the "10-K"), and with respect to the Form 10-Q for the period ended June 30, 2018, filed with the Commission on August 2, 2018 (the "10-Q").
For your convenience, each response is prefaced by the exact text of the Staff's comment in bold text.  All references to page numbers, captions and defined terms correspond to the 10-K or the 10-Q unless otherwise specified.
Form 10-K for the Fiscal Year Ended December 31, 2017
Risk Factors
NAI, Through Its Voting Control of the Company, Is in a Position to Control Actions that Require Stockholder Approval, page 25
1.
You disclose that National Amusements, Inc. ("NAI") is in a position to control the outcome of corporate actions that require stockholder approval.  In light of recent developments, consider expanding your disclosure to address the scope of NAI's control over corporate actions normally reserved for board action, including the specific types of actions that it can take to direct or control the outcome of certain matters.  For example, discuss whether a controlling stockholder such as NAI has the ability to unilaterally amend your bylaws under the provisions of your Certificate of Incorporation and address the ability of a controlling stockholder to replace directors in order to compel certain results.

In response to the Staff's comment, the Company will expand its disclosure to address the scope of NAI's control over corporate actions normally reserved for board action.  Specifically, the Company will revise the risk factor in the 10-K captioned "NAI, Through Its Voting Control of the Company, Is in a Position to Control Actions that Require Stockholder Approval" to include the new underlined text below and delete the text that is struck out.  The Company has also updated the risk factor to conform to other recent changes in its public disclosures.

NAI, Through Its Voting Control of the Company, Is in a Position to Control Actions that Require Stockholder Approval
NAI, through its direct and indirect ownership of the Company's Class A Common Stock, has voting control of the Company. At December 31, 2017, NAI directly or indirectly owned approximately 79.5% of the Company's voting Class A Common Stock, and approximately 10.2% of the Company's Class A Common Stock and non-voting Class B Common Stock on a combined basis. Mr. Sumner M. Redstone is the beneficial owner of the controlling interest in NAI and, accordingly, beneficially owns all such shares. Mr. Redstone, the controlling stockholder, chairman of the board of directors and chief executive officer of NAI, serves as Chairman Emeritus of the Company's Board of Directors, and Ms. Shari Redstone, the president and a director of NAI, serves as Vice Chair of the Company's Board of Directors. ~~In addition,~~ Mr. David R. Andelman is a director of NAI and was a director of the Company until his resignation, effective September 9, 2018 ~~serves as a director of the Company~~. NAI is controlled by Mr. Redstone through the Sumner M. Redstone National Amusements Trust (the "SMR Trust"), which owns 80% of the voting interest of NAI, and such voting interest of NAI held by the SMR Trust is voted solely by Mr. Redstone until his incapacity or death. The SMR Trust provides that in the event of Mr. Redstone's death or incapacity, voting control of the NAI voting interest held by the SMR Trust will pass to seven trustees, who will include CBS Corporation director~~s~~ Ms. Shari Redstone;  ~~and~~ Mr. David R. Andelman is currently and will continue to be a trustee as well. No member of the Company's management is a trustee of the SMR Trust.

NAI is in a position to control the outcome of corporate actions that require, or may be accomplished by, stockholder approval, including ~~the~~ amending the Company's bylaws, the election or removal of directors and transactions involving a change of control. For example, the Company's Amended and Restated Bylaws provide:

•
that the affirmative vote of not less than a majority of the aggregate voting power of all outstanding shares of capital stock of the Company then entitled to vote generally in an election of directors, voting together as a single class, is required for the stockholders of the Company to amend, alter, change, repeal or adopt any bylaws of the Company;

•
that any or all of the directors of the Company may be removed from office at any time prior to the expiration of his or her term of office, with or without cause, only by the affirmative vote of the holders of record of outstanding shares representing at least a majority of all the aggregate voting power of outstanding shares of stock of the Company then entitled to vote generally in the election of directors, voting together as a single class at a special meeting of stockholders called expressly for that purpose; and

•
that, in accordance with the General Corporation Law of the State of Delaware, stockholders of the Company may act by written consent without a meeting if such stockholders hold the number of shares representing not less than the minimum number of votes that would be necessary to authorize or take such actions at a meeting at which all shares entitled to vote thereon were present and voted.

Accordingly, ~~O~~other stockholders who may have different interests are unable to affect the outcome of any such ~~the~~ corporate actions ~~of the Company~~ for so long as NAI retains voting control.

Additionally, we note your disclosure in your definitive proxy statement that CBS Corporation has a majority of independent directors on its board and maintains independent committees.  We further note your disclosure that by maintaining the composition of independent directors on the board, the Company exceeds the requirements for controlled companies pursuant to the NYSE listing standards.  However, in your Form 10-Q for the quarter ended June 30, 2018, you disclose recent allegations that NAI has breached its fiduciary duties to CBS stockholders by "abusing their control to threaten the independent corporate governance of the company."  In light of these developments, please:
•	Expand your disclosure to explain the basis for the Company's determination that the board operates independently;
•	Address whether any actions have been taken that would cast doubt on or undermine the board's ability to operate independently;
•
Disclose the risk that any mechanism designed to maintain the board's independence, such as the provision in the bylaws allowing for the board to issue a dividend that would have the effect of diluting a controlling stockholder's voting stake, could be deemed invalid or challenged in a derivative action, or could be preempted by the controlling stockholders' ability to take certain actions.

The Company respectfully advises the Staff that the Company's definitive proxy statement filed on April 6, 2018 discloses on page 4 that the Company's Corporate Governance Guidelines require that a majority of the members of the Company's Board of Directors must be independent as determined under the New York Stock Exchange ("NYSE") listing standards and the Corporate Governance Guidelines, and that all of the members of the Audit, Compensation and Nominating and Governance Committees must be independent as required by law and as determined under the NYSE listing standards.  The definitive proxy statement states on page 8 that in March of 2018, the Board determined that, consistent with the Corporate Governance Guidelines, a majority of the members of the Board, and all of the members of the Audit, Compensation and Nominating and Governance Committees, were independent.
Furthermore, we respectfully refer the Staff to the settlement and release agreement, dated September 9, 2018 (the "Settlement Agreement"), by and among the Company, NAI, NAI Entertainment Holdings LLC ("NAIEH"), Mr. Sumner M. Redstone, Ms. Shari E. Redstone, other members of the Redstone family and related parties, the other members of the Company's Board of Directors, the SMR Trust, each of the trustees of the SMR Trust, and certain other parties.  The Settlement Agreement is filed as an exhibit to and described in the Current Report on Form 8-K filed by the Company with the Commission on September 10, 2018.  As disclosed in the Settlement Agreement and in such description of the Settlement Agreement, NAI and NAIEH have agreed not to take any actions that would result in the Company's Board of Directors being comprised of less than a majority of directors who are both "independent" under the rules of the NYSE and the Commission and unaffiliated with NAI or NAIEH. Additionally, NAI and NAIEH have agreed not to take any actions that would result in either of the Compensation Committee or Nominating and Governance Committee of the Company's Board of Directors not being comprised entirely of independent directors not affiliated with NAI or NAIEH, or result in the Company availing itself of the "controlled company" exception under the NYSE's listing standards.

NAI, Certain Directors and Members of Management May Face Actual or Potential Conflicts of Interest, page 27
2.
We understand that your certificate of incorporation contains certain provisions related to corporate opportunities.  Please add a new risk factor disclosing that no officer or director of your Company shall be liable to the Company for breach of any fiduciary duty concerning activities or corporate opportunities relating to Viacom.  Describe how the potential conflict of interest could have a material adverse effect on your business, financial condition, results of operations, or prospects.  Finally, consider disclosing the provision in your description of the material terms of the Company's capital stock.

In response to the Staff's comments, the Company undertakes in its applicable future filings to amend its disclosure in the risk factor in the 10-K captioned "NAI, Certain Directors and Members of Management May Face Actual or Potential Conflicts of Interest" as proposed below (additional language is underlined and deleted language is struck out).
NAI~~, Certain~~ and Any Common Director~~s and Members of Management~~ May Face Actual or Potential Conflicts of Interest
NAI has voting control of each of the Company and Viacom Inc. Mr. Redstone, the controlling stockholder through the SMR Trust, chairman of the board of directors and chief executive officer of NAI, serves as Chairman Emeritus of the Company and Chairman Emeritus of Viacom Inc. Ms. Redstone, the president and a director of NAI, serves as Vice Chair of the Board of Directors of each of the Company and Viacom Inc. ~~Mr. David R. Andelman is a director of NAI and serves as a director of the Company.~~ This ownership overlap and this~~ese~~ common director~~s~~ could create, or appear to create, potential conflicts of interest when the Company's and Viacom Inc.'s directors and controlling stockholder face decisions that could have different implications for the Company and Viacom Inc. For example, potential conflicts of interest could arise in connection with the resolution of any dispute between the Company and Viacom Inc. regarding the terms of the agreements governing the Separation and the relationship between the Company and Viacom Inc. thereafter. These agreements include the Separation Agreement, the Tax Matters Agreement and any commercial agreements between the parties or their affiliates. On occasion, the Company and Viacom Inc. may compete with each other in various commercial enterprises. Potential conflicts of interest could also arise if the Company and Viacom Inc. enter into any commercial arrangements with each other in the future.

CBS Corp.'s certificate of incorporation contains provisions related to corporate opportunities that may be of interest to both the Company and Viacom Inc. CBS Corp.'s certificate of incorporation provides that in the event that a director, officer or controlling stockholder of the Company who is also a director, officer or controlling stockholder of Viacom Inc. acquires knowledge of a potential corporate opportunity for both the Company and Viacom Inc., such director, officer or controlling stockholder may present such opportunity to the Company or Viacom Inc. or both, as such director, officer or controlling stockholder deems appropriate in his or her sole discretion, and that by doing so such person will have satisfied his or her fiduciary duties to the Company and its stockholders. In addition, CBS Corp.'s certificate of incorporation provides that the Company renounces any interest in any such opportunity presented to Viacom Inc. Furthermore, CBS Corp.'s certificate of incorporation provides that neither the Company nor Viacom Inc. has any duty to refrain from engaging in the same or similar activities or lines of business as the other corporation, doing business with any potential or actual customer or supplier of the other corporation, or employing or soliciting for employment any officer or employee of the other corporation, and that no officer or director of either corporation shall be liable to the other corporation or the other corporation's stockholders for breach of any fiduciary duty by reason of any such activities of the Company or Viacom Inc., as the case may be. These provisions create the possibility that a corporate opportunity of one of such companies may be used for the benefit of the other company. If any such opportunity is directed to Viacom Inc. rather than the Company, the Company may be materially adversely affected.
The Company will also consider disclosing this provision in its description of the material terms of the Company's capital stock in applicable future filings.

Related Parties, page 63
10.
Recent newspaper accounts have suggested that an undisclosed provision in the NAI Trust restricts the Trust from voting its controlling interest in CBS in favor of any business combination agreement that would leave NAI with less than 30% of the voting control of the resulting company.  If management or the board is aware of such a provision, you should disclose its existence in future filings, and address the effect of such a provision on management's ability to negotiate merger transactions.

We respectfully note the Staff's comment.  With regards to the existence of any provisions of the SMR Trust described in the Staff's comment, we refer the Staff to the Settlement Agreement, which is filed as an exhibit to and described in the Current Report on Form 8-K filed by the Company with the Commission on September 10, 2018.  As disclosed in the Settlement Agreement and in such description of the Settlement Agreement, the trustees of the SMR Trust have adopted an amendment to the SMR Trust that renders inapplicable to any business combination transaction or other strategic alternative involving the Company any requirement that NAI and its stockholders be the owners of at least 30% of the voting power of the surviving entity after such transaction, as well as related changes, with this amendment becoming effective in accordance with the terms of the SMR Trust.
* * * * * *
Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at 212-403-1314 or by email at DEShapiro@wlrk.com.
Very truly yours,
/s/ David E. Shapiro
David E. Shapiro

cc:	Lawrence P. Tu (CBS Corporation)
Jonathan H. Anschell (CBS Corporation)
Richard J. Parrino (Hogan Lovells US LLP)
Kevin K. Greenslade (Hogan Lovells US LLP)